LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
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May 15, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susan Block

Dear Ms. Block:

Re: Registration Statement on Form S-1 - SEC File #333-168337

We are in receipt of your letter dated April 17, 2012 concerning comments you have regarding our registration statement on Form S-1 that we filed on April 12, 2012. We provide the following responses to your concerns:

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1 AND REISSUE IN PART. PLEASE FILE AN UPDATED LEGAL OPINION BEFORE SEEKING EFFECTIVENESS OF THE REGISTRATION STATEMENT.

     We have filed an updated legal opinion as an exhibit to our amended registration statement.

2. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 8-08 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     We have included interim, unaudited financial statements for the period ended February 29, 2012 in our amended registration statement.

3. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT PUBLIC ACCOUNTANT IN THE AMENDMENT.

     We have filed a currently dated consent as an exhibit to our amended registration statement.

Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
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Maria Fernandes
President